VIA FEDERAL EXPRESS
March 9, 2018

Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd. Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted March 9, 2018 CIK No: 0001601669
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), we are confidentially submitting Amendment No. 5 to the Company’s draft Registration Statement on Form S-1 (as so amended, the “Registration Statement”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Company has revised the Registration Statement to update certain disclosures.
We have enclosed with this letter a marked copy of the Registration Statement, which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to Amendment No. 4 to the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on December 1, 2017.
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

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Ms. Westbrook
Ms. Jaskot	Page 2
March 9, 2018

Sincerely,
/s/ Per B. Chilstrom____________
Per B. Chilstrom
cc:     Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Watford Holdings Ltd.
John F. Rathgeber

Clifford Chance US LLP
Gary D. Boss

Davis Polk & Wardwell LLP
Richard D. Truesdell, Jr.
Shane Tintle

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